Exhibit 21.1

Subsidiaries

The entity names below are as of February 29, 2024:

Entity	Jurisdiction of Incorporation
Astrana Health Management, Inc.	California
Astrana Health Technologies, Inc.	Delaware
APAACO, Inc.	Delaware
Astrana Health Medical Corporation*	California
Astrana Care Partners Medical Corporation*	California
Allied Physicians of California, a Professional Medical Corporation*	California

*	Variable Interest Entity